November 26, 2012

Mr. Jim B. Rosenberg

Ms. Mary Mast

Mr. Frank Wyman

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

Washington, DC 20549

Re:	American Safety Insurance Holdings, Ltd.

Form 10-K for the fiscal year ended December 31, 2011,

filed March 15, 2012

File No. 001-14795

Ladies and Gentlemen:

On behalf of American Safety Insurance Holdings, Ltd. (the “Company”), I am providing responses to the Staff’s comment letter dated November 8, 2012. The comments relate to the Company’s Form 10-K for the year ended December 31, 2011. To facilitate your review, the Staff’s comments have been reproduced, with the Company’s responses following each comment.

Comment 1.

Business

Loss and Loss Adjustment Expense Reserves, page 15

1.	Please refer to prior comment one. Please tell us how your proposed disclosure clarifies the information in the ten-year loss table or provide additional proposed disclosure to reconcile to the information provided in the ten-year table.

Response:

In lieu of the three footnotes following the ten-year table provided in our 2011 10-K as filed, we propose the following disclosures in addition to the information previously provided under Loss and Loss Adjustment Expense Reserves (included in Part 1 of 2011 10-K) providing loss development in the three most recent calendar years:

As of December 31, 2002, our net reserves for loss and loss adjustment expenses were deficient by approximately $99.0 million. This deficiency was driven by increases in our estimates for ultimate losses due to actual loss experience developing greater than our initial estimates. The unfavorable development was driven primarily by loss experience in our Construction ($71.9 million), Workers Compensation ($12.5 million) and Environmental ($5.3 million) products. The increases in Construction were due to greater than expected losses in construction defect claims primarily in California. The increases in Workers Compensation ultimate net losses primarily related to losses from insureds who were involved in the clean- up of the World Trade Center site as a result of the September 2001 terrorist attacks.

As of December 31, 2007, our net reserves for loss and loss adjustment expenses were redundant by approximately $17.5 million. This redundancy resulted from a decrease in ultimate net losses of $32.0 million in our Construction product due to better than anticipated experience in 2004 – 2007 as rate per exposure increased significantly compared to prior years. Partially offsetting the decrease in Construction were increases in ultimate net losses in Environmental ($9.5 million) driven by experience in New York and professional liability in Assumed Reinsurance ($6.2 million).

As of December 31, 2010, our net reserves for loss and loss adjustment expenses were deficient by approximately $13.4 million. Unfavorable development of prior year losses was attributable to Specialty Programs ($12.1 million) and professional liability in Assumed Reinsurance ($9.4 million). The unfavorable development was partially offset by favorable development within our Construction product ($14.0 million).

Comment 2.

Notes to Consolidated Financial Statement

7. Statutory Accounting, page 97

2.	Please refer to prior comment three. We acknowledge your proposed disclosure. However, it refers to statutory amounts as “unaudited.” Please remove all references describing statutory amounts as “unaudited.” This information is required by ASC 944-505-50 and Rule 4-08(e) of Regulation S-X in the notes to the financial statements.

Response:

With	respect to this comment, we agree to remove “unaudited” when referring to statutory amounts presented in the disclosure.

Comment 3.

3.	Your response only addresses the restrictions on the payment of dividends by the subsidiaries to the Company rather than the payment of dividends by American Safety Insurance Holdings, Ltd. to its stockholders. Please expand your proposed disclosure to be included in future filings to disclose the amount of retained earnings that is restricted or free of restriction for the payment of dividends by American Safety Insurance Holdings Ltd. to its stockholders.

Response:

We have included additional disclosures to what we have presented previously. Please see Addendum A.

Comment 4.

4.	It is not clear how your proposed disclosure addresses the requirements in ASC 944-505-50-3, 5, and 6. Please revise your proposed disclosure or clarify to us that the disclosure is not applicable and why.

Response:

We have added the following to our proposed disclosure:

The statutory financial statements of the Company’s U.S. insurance subsidiaries were prepared in accordance with NAIC SAP.

Comment 5.

5.	It is not clear how your proposed disclosure addresses the requirements to disclose the amounts of restricted net assets of subsidiaries as of December 31, 2011 pursuant to Rule 4-08(e)(3)(ii). If the only assets, of all your subsidiaries, available for payment to American Safety Insurance Holdings Ltd. are the $111.4 of dividends from American Safety Reinsurance Ltd., please revise your proposed disclosure to clarify. Further, your proposed disclosure of restrictions of payment of dividends to American Safety Insurance Holdings, Ltd. does not appear to address the amount of dividends that may be paid by American Safety Assurance, Ltd. Please revise your proposed disclosure or tell us why you believe no additional disclosure is required.

Response:

We propose to remove “based on the 2011 statutory results of the U.S. insurance subsidiaries, no dividend distributions are available to the parent without prior approval” from our previously proposed disclosure and replace it with the following:

American Safety Casualty and American Safety Indemnity are regulated by the Oklahoma Insurance Department (“Department”). Based on the ordinary dividend calculation prescribed by the Department, American Safety Casualty and American Safety Indemnity may be permitted to pay dividends of up to $7.5 million and $6.0 million during 2012 without approval from the Department.

In addition, we will add the following regarding the dividends available for distribution from American Safety Assurance, Ltd.:

At December 31, 2011, approximately $3.5 million of American Safety Assurance, Ltd’s surplus was available for distribution to American Safety Insurance Holdings, Ltd.

Please see our complete revised proposed disclosure in Addendum A.

Per your request, the Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	The Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing and;

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have questions about any of the Company’s responses or have additional comments, please contact me.

American Safety Insurance Holdings, Ltd.

By:	/s/ Mark W. Haushill
Mark W. Haushill Chief Financial Officer

Cc: Stephen R. Crim

      Randolph L. Hutto

ADDENDUM A

(7) Statutory Accounting

The consolidated financial statements have been prepared in conformity with GAAP which varies in certain respects, for the Company, American Safety Casualty (ASCIC), American Safety Indemnity (ASIC) and American Safety RRG, from statutory accounting practices prescribed or permitted by regulatory authorities. Statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners (the “NAIC”). The NAIC membership adopted the Codification of Statutory Accounting Principles Project (the “Codification”) as the NAIC-supported basis of accounting.

The Codification was approved with a provision allowing for commissioner discretion in determining appropriate statutory accounting for insurers. Accordingly, such discretion will continue to allow prescribed or permitted accounting practices that may differ from state to state. The development of standards to ensure the maintenance of appropriate levels of statutory surplus by insurers has been a matter of particular concern to insurance regulatory authorities. The statutory surplus is the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets and is determined in accordance with SAP. The difference between statutory financial statements and statements prepared in accordance with GAAP vary by jurisdiction; however, the primary difference is that statutory financial statements do not reflect deferred acquisition costs, certain net deferred tax assets, intangible assets, unrealized appreciation on debt securities or certain reinsurance recoverables. The statutory financial statements of the Company’s U.S. insurance subsidiaries were prepared in accordance with NAIC SAP.

The NAIC has established risk-based capital (“RBC”) requirements to help state regulators monitor the financial strength and stability of property and casualty insurers by identifying those companies that may be inadequately capitalized. Under the NAIC’s requirements, each insurer must maintain its total capital above a calculated threshold or take corrective measures to achieve the threshold. The threshold of adequate capital is based on a formula that takes into account the amount of risk each company faces on its products and investments. The RBC formula takes into consideration four major areas of risk: (i) asset risk which primarily focuses on the quality of investments; (ii) insurance risk which encompasses coverage-related issues and anticipated frequency and severity of losses when pricing and designing insurance coverages; (iii) interest rate risk which involves asset/liability matching issues; and, (iv) other business risks.

The payment of dividends by the Company is governed by the Bermuda Companies Act of 1981, as amended, which permits the payment of dividends so long as (i) the Company is not, or would not after the payment be, unable to pay its liabilities as they become due or (ii) the realizable value of the Company’s assets is in excess of its liabilities after taking such payment into account. The Company has no present intention to pay a cash dividend to its shareholders at December 31, 2011. However, as an insurance and reinsurance holding company, the Company is largely dependent on dividends and other permitted payments from its insurance and reinsurance subsidiaries to pay cash dividends to its shareholders, for debt service and operating expenses. The ability of the Company’s insurance and reinsurance subsidiaries to pay dividends to the Company is subject to certain restrictions imposed by the jurisdictions of domicile that regulate our insurance and reinsurance subsidiaries and each jurisdiction has calculations for the amount of dividends that an insurance and reinsurance company can pay without the approval of the insurance regulator.

The payment of dividends by American Safety Reinsurance Ltd (ASRe) is limited under the Insurance Act 1978, amendments thereto and Related Regulations of Bermuda (collectively, the “Insurance Act”). ASRe is prohibited from declaring or paying any dividends during any financial year it is in breach of its minimum solvency margin (i.e., required statutory capital and surplus) or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. At December 31, 2011 and 2010, the liquidity ratios for ASRe were 155.3% and 157.6%. As of December 31, 2011, ASRe reported total capital and surplus of $195.2 million, of which approximately $111.4 million is available for distribution to the Company without prior approval of the Bermuda Monetary Authority (BMA). However, the declaration of such a dividend would also be subject to rating agency approval.

The payment of dividends by American Safety Assurance, Ltd (ASA) is limited under the Insurance Act. ASA is prohibited from declaring or paying any dividends during any financial year it is in breach of its minimum solvency margin (i.e., required statutory capital and surplus) or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, a minimum liquidity ratio must be maintained whereby relevant assets, as defined by the Act, must exceed 75% of relevant liabilities. At December 31, 2011 and 2010, the liquidity ratios for ASA were 101.4% and 114.8%. As of December 31, 2011, ASA reported total capital and surplus of $3.6 million and had the ability to declare dividends totaling $0.07 million without prior approval of the BMA.

The maximum amount of dividends the Company’s insurance subsidiaries can pay out without prior written approval from the subsidiaries’ domicile state insurance commissioners, is limited to the greater of 10% of surplus as regards to policyholders or net income, excluding realized capital gains of the preceding year. Dividends are also limited to the amount of unassigned surplus. The statutory policyholders’ surplus and net income (loss) for the years ended December 31, 2011, 2010 and 2009 of the Company’s insurance subsidiaries are as follows:

(in thousands)	2011	2010	2009
Net income (loss)	$(1,944)	$(4,401)	$6,622
Surplus	97,071	101,742	90,805

ASCIC and ASIC are regulated by the Oklahoma Insurance Department (“Department”). At December 31, 2011, ASCIC reported statutory surplus of $75.4 million. Based on the ordinary dividend calculation prescribed by the Department, ASCIC had the ability to pay a dividend of up to $7.5 million to the Company at December 31, 2011 without approval from the Department. At December 31, 2011, ASIC reported statutory surplus of $59.6 million and, based on the ordinary dividend calculation prescribed by the Department had the ability to pay a dividend of up to $6.0 million. ASCIC owns 78% of ASIC and would thus receive that percentage of any dividend declared by ASIC. Accordingly, the amount of the eligible dividend not previously included in ASCIC’s permitted dividend amount is approximately $1.3 million.

Based upon the amounts in the above paragraphs, at December 31, 2011, the Company’s subsidiaries could dividend to the Company up to $120.3 million without approval from the appropriate regulatory authorities in the United States and Bermuda, although such dividends would likely be subject to rating agency approval. In the aggregate the Company’s insurance and reinsurance subsidiaries could pay dividends in the amount of $213.5 million, with approximately $93.2 million of such amount subject to approval from the applicable regulatory authority and/or rating agency.